UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

July 2005

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1 (Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F X        Form 40 F

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED: July 22, 2005

DESCRIPTION: Unaudited Interim Financial Statements and Management Discussion & Analysis for the three and six months ended June 30, 2005 Form 52-109FT2  Certification of Interim Filings – Chief Executive Officer and Form 52-109FT2 – Certification of Interim Filings – Chief Financial Officer for Unaudited Interim Financial Statements and Management Discussion & Analysis for the three and six months ended June 30, 2005 News Release dated July 22, 2005: Udon South Potash Project Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC RESOURCES LTD.

(Registrant)

Date July 22, 2005

By    “Doris Meyer”

                            (Signature)

Doris Meyer, Assistant Corporate Secretary

Asia Pacific Resources Ltd.

ASIA PACIFIC RESOURCES LTD.

SECOND QUARTER REPORT

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005

Unaudited (prepared by management) Stated in Canadian dollars

Notice to Reader

These interim financial statements of Asia Pacific Resources Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Balance Sheet
June 30, 2005 and December 31, 2004
(expressed in Canadian dollars)

	June 30	December 31
	2005	2004
	(Unaudited)	(Audited)

ASSETS
CURRENT
Cash	$4,726,781	$7,138,196
Accounts receivable	20,415	4,704
Prepaid expenses	169,602	54,072
Other current assets	132,373	99,028

TOTAL CURRENT ASSETS	5,049,171	7,296,000

INVESTMENT IN POTASH CONCESSION (Note 3)	91,313,688	90,749,721
INVESTMENT IN LAND	7,950,011	7,946,308
PROPERTY AND EQUIPMENT (Note 4)	283,336	255,108

	$104,596,206	$106,247,137

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$333,487	$328,840
FUTURE INCOME TAXES	13,620,172	14,231,127

	13,953,659	14,559,967

SHAREHOLDERS' EQUITY

Share Capital (Note 5)	170,386,125	169,939,997
Contributed surplus (Note 5)	1,817,645	2,279,398
Deficit	(81,561,223)	(80,532,225)

	90,642,547	91,687,170

	$104,596,206	106,247,137

GOING CONCERN (Note 1)
COMMITMENTS (Note 7)
CONTINGENCIES (Note 7)

APPROVED BY THE BOARD

"John Bovard"	"Robert G. Connochie"
John Bovard, Director	Robert G. Connochie, Director

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Statements of Loss and Deficit
For the three and six months ended June 30, 2005 and June 30, 2004
(expressed in Canadian dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

EXPENSES
Accounting and legal	$206,058	$101,719	$266,511	$191,699
Amortization of property and equipment	18,087	7,337	35,157	17,580
Consulting	267,207	109,162	491,438	223,312
Interest and bank charges	4,903	24,695	5,909	35,388
Office and miscellaneous	91,636	113,895	196,850	194,847
Promotion and travel	211,490	431,493	424,208	735,066
Rent	25,647	19,385	52,119	40,042
Salaries	303,786	281,686	664,000	518,981
Stock compensation expense	(525,611)	(678,650)	(414,976)	(1,091,856)
Transfer fees and filing costs	27,707	20,861	47,725	55,234

	630,910	431,583	1,768,941	920,293

LOSS BEFORE THE UNDERNOTED	(630,910)	(431,583)	(1,768,941)	(920,293)

INTEREST AND OTHER INCOME	30,351	8,953	59,799	9,799
FOREIGN EXCHANGE (LOSS) GAIN	738,398	168,440	680,144	(145,041)

NET PROFIT (LOSS) FOR THE PERIOD	137,839	(254,190)	(1,028,998)	(1,055,535)

DEFICIT, BEGINNING OF PERIOD	(81,699,062)	(77,647,771)	(80,532,225)	(76,846,426)

DEFICIT, END OF PERIOD	$(81,561,223)	$(77,901,961)	$(81,561,223)	$(77,901,961)

LOSS PER SHARE	$0.00	$(0.00)	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	595,573,504	513,444,872	595,676,717	488,956,610

ASIA PACIFIC RESOURCES LTD.

Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2005 and June 30, 2004
(expressed in Canadian dollars)

	Three months ended		Six months ended

	June 30,	June 30,	June 30,		June 30,
	2005	2004	2005		2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES
Net profit (loss) for the period	$137,839	$(254,190)	$(1,028,998)		$(1,055,535
Items not involving cash
Amortization of property and equipment	18,087	7,337	35,157		17,580
Foreign exchange (gain) loss and other	(583,394)	(280,213)	(610,955)		37,208
Stock compensation expense	(525,611)	(678,650)	(414,976)		(1,091,856

	(953,079)	(1,205,716)	(2,019,772)		(2,092,603
Change in non-cash operating working capital items	80,735	(27,916)	(159,939)		99,630

	(872,344)	(1,233,632)	(2,179,711)		(1,992,973

CASH FLOW FROM FINANCING ACTIVITIES
Issue of share capital	22,195	11,794,705	399,351		11,808,205
Receipt of convertible loan	-	(2,622,600)	-

	22,195	9,172,105	399,351		11,808,205

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of capital assets	(2,627)	(18,688)	(63,385)		(24,489
Investment in land	(145)	(199)	(3,703)		(199)
Investment in potash concession	(394,441)	(216,845)	(563,967)		(306,200)
(Increase) decrease in deposit	-	4,898	-		(6,178)

	(397,213)	(230,834)	(631,055)		(337,066)

NET CASH INFLOW (OUTFLOW)	(1,247,362)	7,707,639	(2,411,415)		9,478,166
CASH POSITION, BEGINNING OF PERIOD	5,974,143	2,154,260	7,138,196		383,733

CASH POSITION, END OF PERIOD	$4,726,781	$9,861,899	$4,726,781		$9,861,899

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable $ $ (4,411) $ (24,497)			(15,711)		$13,981
Prepaid expenses and deposits	83,591	62,096	(115,530)		110,397
Other current assets	(7,905)	2,593	(33,345)		786
Accounts payable and accrued charges	9,460	(68,108)	4,647		(25,534

	$80,735	$(27,916)	(159,939)		$99,630

Cash receipts for interest $ $ - $ 7,612 $			-		$8,457
Cash payments for interest $ $ - $ - $			-	$

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three and six month periods ending June 30, 2005 Unaudited (expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Asia Pacific Resources Ltd. (the "Company") is incorporated in New Brunswick, Canada and is in the business of exploring and developing its potash concession in Thailand. These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. The Company incurred a net loss of $1,028,998 for the six months ended June 30, 2005 comp ared to the net loss of $1,055,535 for the six months ended June 30, 2004.

The Company's continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2. ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent audited annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2004 that may be read on www.sedar.com.

3. INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
Balance, beginning of period	$90,749,721	$89,580,496
Deferred exploration and development expenditures	563,967	306,200

Balance, end of period	$91,313,688	$89,886,696

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three and six month periods ending June 30, 2005 Unaudited (expressed in Canadian dollars)

4. PROPERTY AND EQUIPMENT

		June 30		December 31,
		2005		2004

		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Furniture and fixtures	$298,347	$236,575	$61,772	$58,026
Exploration equipment	11,598	11,598	-	-
Vehicles	27,689	27,458	231	231
Leasehold improvements	179,426	121,466	57,960	47,354
Computer equipment	304,012	140,639	163,373	149,497

	$821,072	$537,736	$283,336	$255,108

A motor vehicle; cost C$36,054 with zero net book value, was disposed of in the second quarter.

5. SHARE CAPITAL
a)	Details of share capital from December 31, 2004 to June 30, 2005 are as follows:

			Contributed
	Number of shares	Capital stock	surplus
Balance at December 31, 2004	595,367,046	169,939,997	2,279,398
Warrants exercised	3,000,000	375,000
Broker units exercised	211,750	38,128	(13,777)
Fair value of shares issued for compensation	200,000	33,000	(33,000)
Stock-based compensation	-	-	(414,976)
Balance at June 30, 2005	598,778,796	170,386,125	1,817,645

b)	Share purchase warrants outstanding at June 30, 2005:

Number of	Exercise
Shares	Prices	$	Expiry Date

123,517,852	0.125	May 26, 2006 *
9,725,100	0.115	May 26, 2006 **
9,725,100	0.125	May 26, 2006 ***

142,968,052

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three and six month periods ending June 30, 2005 Unaudited (expressed in Canadian dollars)

* Each warrant entitles the holder to acquire one common share of the Company at a price of C$0.125 from the date of issue until the earlier of May 26, 2006 and 10 business days following the deemed receipt by the holder of notice by the Company of the issuance of the Udon South Mining License.

** Each broker warrant entitles the holder to purchase one broker unit at a price of $0.115 for each broker warrant exercised. Each broker unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share at a price of $0.125 until May 26, 2006. The $1,266,034 fair value of the broker units was recorded to contributed surplus at the time of issue, broken down as to $646,522 for the fair value of the broker unit and $619,512 for the underlying common share purchase warrant included in the broker unit. As the broker units and as the underlying broker warrants are exercised the fair value of each will be transferred from contributed surplus to share capital.

*** These common share purchase warrants are not outstanding at June 30, 2005 and will be issued as the broker units described in ** above are exercised.

A summary of share purchase warrant activity during the six month period ending June 30, 2005 is as follows:

		Weighted
		Average
		Exercise
	Shares	Price

Balance, December 31, 2004	148,587,965	$0.130
Warrants exercised	(3,000,000)	(0.125)
Broker units exercised	(211,750)	(0.115)
Warrants expired	(2,408,163)	(0.170)

Balance, June 30, 2005	142,968,052	$0.120

c)

A summary of share option activity during the six month period ending June 30, 2005 is as follows:

	Common	Average
	Shares	Exercise Price

Balance, December 31, 2004	21,574,500	$0.10
Granted	6,000,000	0.18
Cancelled	(6,000,000)	(0.18)

Balance, June 30, 2005	21,574,500	$0.10

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three and six month periods ending June 30, 2005 Unaudited (expressed in Canadian dollars)

The following table summarizes information concerning outstanding and exercisable options at June 30, 2005:

of Options	of Options	Price
Outstanding	Exercisable	per Share	Expiry Date

16,874,500	11,199,667	$0.099	September 9, 2007
2,700,000	1,800,000	0.077	November 24, 2007
1,000,000	666,667	0.065	May 18, 2008
1,000,000	-	0.100	September 6, 2009

21,574,500	13,666,334

The weighted average exercise price of the 13,666,334 exercisable stock options at June 30, 2005 is $0.09.

Stock options outstanding at June 30, 2005 consist of 21,574,500 options some of which have variable exercise prices as described above. The weighted average exercise price has been calculated based on the exercise price which is effective until the next anniversary of the grant date.

6. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $197,831 (six months ended June 30, 2004 - $141,284) paid to directors or officers or to companies controlled by or affiliated to directors or officers.

7. COMMITMENTS AND CONTINGENCIES

In the first quarter 2005 the Company entered into a new success fee based agreement with PAG Worldwide Limited ("PAG"), specialist advisors, to assist the Company to secure an Udon South Mining License ("USML"). The new agreement included a series of milestone events, and associated payments, leading up to the issue of the USML. The milestones were not achieved. The agreement was terminated and the options granted at the initiation of the agreement with PAG were cancelled on June 17, 2005.

8. SEGMENTED INFORMATION

The Company considers its business to consist o f one operating segment, and the majority of its operations and capital assets are located in Thailand. Capital assets consist of investment in potash concession, investment in land and property and equipment.

ASIA PACIFIC RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER REPORT

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005

     (Unaudited) Prepared by Management

Notice to Reader

This Management Discussion and Analysis and the related consolidated interim financial statements and notes to consolidated financial statements have not been reviewed by the Company Auditors.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and six month period ended June 30, 2005

Unaudited (expressed in Canadian dollars)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management discussion and analysis ("MD&A") of Asia Pacific Resources Ltd. (the "Company" or "Asia Pacific") should be read in conjunction with the accompanying unaudited consolidated financial statements for the three and six month period ended June 30, 2005 and with the audited consolidated financial statements for the years ended December 31, 2004 and 2003, and the 10 months ended December 31, 2002, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this report is July 22, 2005.

FORWARD LOOKING STATEMENTS

This document contains "Forward Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Asia Pacific's future plans are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward looking statements are based upon estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

Description of the Business

Asia Pacific is incorporated in New Brunswick, Canada and is in the business of exploring and developing its potash concession in Thailand. The Company is an exploration stage enterprise and holds a 90% direct and indirect beneficial interest in Asia Pacific Potash Corporation ("APPC"), a company incorporated in Thailand that holds the Udon Thani Potash Concession situated in North East Thailand. The Government of Thailand has a 10% carried interest.

The Company is a reporting issuer in all of the Canadian jurisdictions, a foreign private issuer to the Securities and Exchange Commission and trades on the Toronto Stock Exchange under the symbol APQ.

OVERVIEW OF BUSINESS

The overview of the Company's business is unchanged from that described in the Company's management discussion and analysis of the fiscal year ended December 31, 2004 as filed on Sedar.

RESULTS OF OPERATIONS

Summary

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and six month period ended June 30, 2005

Unaudited (expressed in Canadian dollars)

The Company reports a net profit of $137,839 for the three month period ended June 30, 2005, compared to a net loss of ($254,190) for the three month period ended June 30, 2004.

At June 30, 2005 working capital was $4.7 million compared to $7 million at December 31, 2004.

Results of operations

The Company reports a net profit of $137,839 for the three month period ended June 30, 2005, compared to a net loss of ($254,190) for the three month period ended June 30, 2004.

The net profit for the three month period ended June 30, 2005 includes a non-cash stock compensation recovery of $525,611 relating to the variable priced options as fully described in the December 31, 2004 financial statements.

Interest received and other income was $30,351 for the three months to June 30, 2005 compared to $8,953 for the comparable period to June 30, 2004 a reflection of the higher cash balances in the current period.

Interest expense for the three months to June 30, 2005 relates to withholding taxes paid for 2004 interest expense not previously remitted. Interest expense for the three months to June 30, 2004 relates to a loan converted to shares later in the year.

The Company's primary efforts are devoted to the ongoing development of its potash project near to Udon Thani in North-Eastern Thailand, in particular, progressing issues raised in the review of its application for a Mining License. In addition the Company has been engaged in discussions with prospective partners to secure financing for development of its potash concession.

Accounting and legal fees were $206,058 for the three months ending June 30, 2005 compared to $101,719 for the three months ending June 30, 2004. The Company has been responding to due diligence enquiries from a number of potential partners and financiers and has incurred additional consulting, accounting and legal fees in the process.

Consulting fees have increased to $267,207 for the three months ending June 30, 2005 compared to $109,162 for the three months ending June 30, 2004. Consulting costs in 2005 include payments to the Company's financial advisor in the People's Republic of China together with work on due diligence matters referred to above.

Promotion and travel was $211,490 for the three months ended June 30, 2005 compared to $431,493 for the same period in 2004. The expense category includes travel costs, an active public information program in N.E. Thailand and external relations costs relating to working with the government at all levels to process the Company's mining license application. Promotion and travel costs in the three months to June 2004 also reflected management and the directors' cost of travel for the Company's May 2004 fund raising.

Salaries were $303,786 in the current quarter ended June 30, 2005 compared to $281,686 in the quarter ended June 30, 2004. The increase of 7.8% recognizes the annual increases for Thailand staff on 1 January 2005 and the impact of recruiting a replacement Vice President, Operations in September 2004 as well as new Thai staff for community relations.

Transfer fees and filing costs were comparable for the three months ended June 30, 2005 to the same period in 2004.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and six month period ended June 30, 2005

Unaudited (expressed in Canadian dollars)

The Company reported an unrealized foreign exchange gain of $738,398 in the current quarter ended June 30, 2005 as the exchange rate moved to 0.29650 Thai Baht for each Canadian dollar on June 30, 2005 from 0.030920 at March 31, 2005. The impact of this change is primarily on the Future Income Tax liability held in Thai Baht and translated to Canadian dollars on consolidation.

UPDATE ON THE PROJECT

Investing activities with respect to expenditures on the potash concession were $394,441in the three months to June 30, 2005 compared to $216,845 for three months to June 30, 2004. Expenditure in 2005 has been on environmental monitoring and maintenance of the property.

Development of the Udon South project remains the Company's first priority. Exploration, engineering and environmental activities for the Udon South Project have all been completed and the project, subject to the grant of the Mining License, is ready for financing and construction.

During the quarter, the Department of Primary Industries and Mining (DPIM) completed a survey of the mine boundaries. However, the DPIM has made a new request that the plant site boundary also be surveyed before the survey results may be posted on the community notice boards. This activity must be completed before the stakeholder research program can commence.

The Environmental Department has not completed the required review of the supplementary improvements to the Environmental Impact Assessment pending completion of the survey. The Department has also requested a notification from the DPIM of an approved Mine Plan which details how the Company will mine and process the deposit.

In June 2005, the Company's agreement with PAG Worldwide Limited was terminated.

During the quarter, the Company continued in discussions with potential partners and financiers primarily from China and Thailand. While the Company has responded to a number of due diligence enquiries, no agreements have been reached and there is no assurance of any agreements being finalized.

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the eight most recently completed quarters are summarized below:

	3 months	3 months	3 months	3 months	3 months	3 months	3 months	3 months
	ended	ended	ended	ended	ended	ended	ended	ended
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2005	2005	2004	2004	2004	2004	2003	2003
Total revenues	$30,351	$29,448	$33,113	$23,233	$8,953	$845	$6,842	$13,947

Net profit (loss)	137,839	(1,166,837)	(2,496,441)	(133,823)	(254,190)	(801,345)	(1,324,913)	(538,163)

Net profit (loss)
per share	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and six month period ended June 30, 2005

Unaudited (expressed in Canadian dollars)

The Company is an exploration stage enterprise. At this time any issues of seasonality or market fluctuations do not impact revenues or expenditure.

Foreign exchange movement impacts the Company's quarterly performance. Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company's integrated subsidiaries, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses on translation are included in the statement of loss.

LIQUIDITY

At June 30, 2005 the working capital of the Company was $4.7 million compared to $7.0 million at December 31, 2004.

Other than for administrative expenditures, the Company will continue to spend funds on the ongoing development of its potash project, in particular, responding to issues raised in the review of its application for a Mining License. The Company has been responding to due diligence enquiries from a number of potential partners and financers and has incurred additional consulting, accounting and legal fees and travel costs in the process.

The Company has been engaged in discussions with prospective partners to secure financing for development of its potash concession but there is no assurance that these discussions will be concluded successfully or the financing achieved.

CONTRACTUAL COMMITMENTS

Contractual Commitments for expenditure by the Company are unchanged from that described in Note 11 of the Company's audited consolidated financial statements for the fiscal year ended December 31, 2004 as filed on Sedar.

CONTINGENCIES

Contingencies for expenditure by the Company are unchanged from that described in Note 12 a, c, d and e of the Company's audited consolidated financial statements for the fiscal year ended December 31, 2004 as filed on Sedar. The contingency described in Note 12 b related to a new success fee based agreement with PAG Worldwide Limited ("PAG"), specialist advisors, to assist the Company to secure an Udon South Mining License ("USML"). The new agreement included a series of milestone events, and associated payments, leading up to the issue of the USML. The milestones were not achieved. The agreement was terminated and the options granted at the initiation of the PAG contract were cancelled on June 17, 2005.

PROPOSED TRANSACTIONS

The Company continues its ongoing fund raising efforts to ensure that it can meet its commitments on receipt of the Mining License; for working capital and administrative expenses; to purchase additional land and/or surface rights and ultimately for construction of the mine facilities. There is no assurance that the Company will be able to raise some or all of the required funds.

The Company expects that the implementation of the project will involve a commercial relationship with one or more other companies for the purposes of market development and to obtain debt and equity financing to implement the

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three and six month period ended June 30, 2005

Unaudited (expressed in Canadian dollars)

project. The level of third party equity participation to finance the project relative to the level of debt financing potentially will have a diluting effect on existing shareholders directly or on the Company's holding in the project.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity materially decreasing over and above current projected expenditures.

CRITICAL ACCOUNTING POLICIES

The critical accounting policies of the Company are unchanged from that described in the Company's management discussion and analysis of the fiscal year ended December 31, 2004 as filed on Sedar.

RISKS AND UNCERTAINTIES

The risks and uncertainties affecting the Company are unchanged from that described in the Company's management discussion and analysis of the fiscal year ended December 31, 2004 as filed on Sedar.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited.

	Common Shares	Common Share	Common Share
	Issued and	Purchase	Purchase
	Outstanding	Warrants	Options

Balance June 30, 2005	598,778,796	142,968,052	21,574,500
Change	-	-	-

Balance July 22, 2005	598,778,796	142,968,052	21,574,500

Suite 405, 555 Sixth Street, New Westminster, BC, V3L 5H1 Tel: (604) 516-0566 | Fax: (604) 516-0568

Form 52-109FT2 -Certification of Interim Filings during Transition Period

I, John Bovard, President and Chief Executive Officer of Asia Pacific Resources Ltd., certify that:

1.    I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Asia Pacific Resources Ltd. (the "Issuer") for the interim period ending June 30, 2005;

2.    Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.    Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Dated:

July 22, 2005

"signed" John Bovard

______________________________________________
John Bovard, President and Chief Executive Officer

Suite 405, 555 Sixth Street, New Westminster, BC, V3L 5H1 Tel: (604) 516-0566 | Fax: (604) 516-0568

Form 52-109FT2 -Certification of Interim Filings during Transition Period

I, Robert A. Scott, Chief Financial Officer and Corporate Secretary of Asia Pacific Resources Ltd., certify that:

4.    I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Asia Pacific Resources Ltd. (the "Issuer") for the interim period ending June 30, 2005;

5.    Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.    Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Dated:

"signed" Robert A. Scott

July 22, 2005

_____________________________________________________
Robert A. Scott, Chief Financial Officer and Corporate Secretary

Press Release

Asia Pacific Resources -Udon South Potash Project Update

(Toronto ON, July 22, 2005) Asia Pacific Resources has provided the following update in respect of the Udon South project:

Development of the Udon South project remains the Company's first priority. Exploration, engineering and environmental activities for the Udon South Project have all been completed and the project, subject to the grant of the Mining License, is ready for financing and construction.

The process of obtaining the Mining License has proved to be more bureaucratic than anticipated by the Company or apparent in the legislation. Rising potash prices and increasing demand, particularly in Asia, mean that the benefits of this project to Thailand are very significant and are well understood by many officials connected to the project. Local parties which object to the project, who are in the minority, obstructed government officials during the survey process and continue to escalate their objections to the project.

During the last three months, the Department of Primary Industries and Mining (DPIM) completed the survey of the mine boundaries. However, the DPIM have made a new request that the plant site boundary also be surveyed before the survey results may be posted on the community notice boards. This activity must be completed before the stakeholder research program can commence.

The Environmental Department has not completed the required review of the supplementary improvements to the

Environmental Impact Assessment pending completion of the survey. The Department has also requested a notification from the DPIM of an approved Mine Plan which details how the Company will mine and process the deposit.

In June 2005, the Company's agreement with PAG Worldwide Limited was terminated.

The Company continues in discussions with potential partners and financers primarily from China and Thailand. While the Company has responded to a number of due diligence enquiries, no agreements have been reached and there is no assurance of any agreements being finalized.

It is worth emphasizing that, over the lifetime of the Udon mine, in excess of US$4.4 billion of cash will remain in Thailand directly generated by this project. The indirect benefits together with savings from current imports of potash to Thailand add substantially to the economic benefits to Thailand .

FORWARD LOOKING STATEMENTS

This document contains "Forward Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Asia Pacific's future plans are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward looking statements are based upon estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

Asia Pacific Resources shares are traded on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges, under the symbol APQ, and on the OTCBB under the Symbol APQCF.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Sherbourne Group

Forbes West

(416) 203-2200 or 1-888-655-5532

forbes@sherbournegroup.ca

www.apq-potash.com

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